Exhibit 99.1

FLEET STATUS REPORT NYSE: PACD As of April 7, 2014

						Contract
Rig Name	Expected Delivery	Water Depth (ft)	Drilling Depth (ft)	Customer	Location	Start/Expected Start	Term	Contractual Dayrate (US$)		Average Contract Backlog Revenue Per Day (US$) (1)
Pacific Bora	Delivered	10,000	37,500	Chevron	Nigeria	26-Aug-2011	3 years	474,700		566,000
				Chevron	Nigeria	26-Aug-2014	2 years	615,000	(6)	628,000
Pacific Scirocco	Delivered	12,000	40,000	Total	Nigeria	8-Jan-2013	1 year	474,750		475,000
				Total	Nigeria	8-Jan-2014	1 year	494,950		495,000
				Total	Nigeria	8-Jan-2015	2 year option	498,990		—
Pacific Mistral	Delivered	12,000	37,500	Petrobras	Brazil	6-Feb-2012	3 years	458,000	(3)	511,000
Pacific Santa Ana	Delivered	12,000	40,000	Chevron	USGoM (2)	21-Mar-2012	5 years + 38 days	489,530	(3),(4)	552,000
Pacific Khamsin	Delivered	12,000	40,000	Chevron	Nigeria	17-Dec-2013	2 years	660,000		750,000
Pacific Sharav	Early 2Q2014	12,000	40,000	—	Under construction at Samsung	—	—	—		—
				Chevron	USGoM	3Q2014	5 years	555,000	(3)	590,000
Pacific Meltem	Early 3Q2014	12,000	40,000	Available	Under construction at Samsung	—	—	—		—
Pacific Zonda	1Q2015	12,000	40,000	Available	Under construction at Samsung	—	—	—		—

	Historical Actual						Current Guidance Range (5)
Period	Full Year 2012	1Q2013	2Q2013	3Q2013	4Q2013	Full Year 2013	1Q2014	Full Year 2014
Operating Fleet Average Revenue Efficiency	88.0%	90.3%	90.2%	96.9%	95.6%	93.5%	82% -83%	89% - 93%

Footnotes

1.	Rounded to the nearest $1,000.
2.	Contract includes dual gradient drilling (DGD) operations.
3.	Contract includes cost escalation provisions.
4.	The current contracted dayrate reflects prior cost escalations, which to date total approximately $22,000, and could change in the future due to further cost escalations.
5.	The guidance range includes our expectations for unplanned downtime, introduction of three new rigs to the fleet, and planned events mainly related to export and reimport of rigs in Nigeria and inspections across the fleet. We are revising our guidance from the previously reported ranges, primarily as a result of lower than expected revenue efficiency on Pacific Khamsin during its shakedown in the first quarter.
6.	A signed conditional commitment has been entered into to extend the current contract of the Pacific Bora for an additional two-year period at a dayrate of $615,000 following the expiration of the initial three-year term. The two-year extension remains subject to approval from our client’s local partner.

FLEET STATUS REPORT NYSE: PACD As of April 7, 2014

DEFINITIONS & DISCLAIMERS

Dayrate Definition: The dayrates reflected in this Fleet Status Report are the operating dayrates charged to customers, which may include estimated contractual adjustments for changes in operating costs and/or reimbursable cost adjustments for ongoing expenses such as crew, catering, insurance and taxes. The dayrates, however, do not include certain types of non-recurring revenues such as lump sum mobilization payments, revenues earned during mobilizations, revenues associated with contract preparation and other non-recurring reimbursable items such as mobilizations and capital enhancements. Routine and non-routine downtime may reduce the actual revenues recognized during the contract term.

Backlog Definition: Includes firm commitments only, which are represented by signed drilling contracts. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

Revenue Efficiency Definition: Actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Forward Looking Statements: Certain statements and information in this Fleet Status Report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include words, phrases or projections which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results, operating revenue efficiency, vessel deliveries and contract commencement dates, are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: unplanned downtime and maintenance; expected contract commencement dates; expected vessel delivery dates; our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; future client contract opportunities; relocations, severe weather or hurricanes and other risks associated with offshore rig operations; risks inherent to shipyard construction, repair, maintenance or enhancement; governmental regulatory, legislative and permitting requirements affecting drilling operations; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; environmental or other liabilities, risks or losses; our ability to attract and retain skilled personnel on commercially reasonable terms; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at: www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Existing and prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.